                                7701 Forsyth Boulevard      PHONE: 314.854.8000
(BELDEN LOGO)                   Suite 800                   Fax: 314.854.8003
SENDING ALL THE RIGHT SIGNALS   St. Louis, Missouri 63105
                                                            www.Belden.com

August 4, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attention: Ms. Meagan Caldwell
           Mr. Nudrat Salik

           RE: BELDEN CDT INC.
               FILE NO. 001-12561
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005,
               FILED MARCH 16, 2006

               FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 26, 2006,
               FILED APRIL 5, 2006

               FORM 8-K
               FILED FEBRUARY 9, 2006

Dear Ms. Caldwell and Mr. Salik:

We have included in this letter Belden CDT's responses to the comment letter of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 7, 2006.

Set forth below are the Staff's comments, indicated in bold, together with the responses of Belden CDT. All references to page numbers in the document correspond to pagination in the filings referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES AND OTHER REVISIONS TO BE MADE, PLEASE SHOW US IN YOUR SUPPLEMENTAL RESPONSE WHAT THE REVISIONS WILL LOOK LIKE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

     We have shown in our supplemental response what the revisions prompted by your comments will look like. We will also include these revisions in future filings when applicable.

Securities and Exchange Commission
August 4, 2006
Page 2


Item 6. Selected Financial Data, page 19

2. PLEASE EXPAND YOUR DISCLOSURE TO ALSO INCLUDE BASIC INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS. REFER TO ITEM 301 OF REGULATION S-K.

     We will expand our disclosure in future filings to also include basic income per share from continuing operations as shown below:

          Item 6. Selected Financial Data

Years Ended December 31,                  2005    2004    2003   2002    2001
------------------------                 -----   -----   -----   ----   -----
                                            (in thousands, except per share
                                                       amounts)
Basic income per share from continuing
   operations                            $0.72   $0.43   $0.40    --    $1.24

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Operating Results--2005 Compared With 2004, page 24

Continuing Operations, page 24

3. YOUR PRESENTATION OF REVENUES EXCLUDING CERTAIN COSTS, INCLUDING COSTS RELATED TO THE MERGER AND FOREIGN CURRENCY TRANSLATION, APPEARS TO CONSTITUTE NON-GAAP FINANCIAL MEASURES. PLEASE EXPAND YOUR DISCLOSURES TO INCLUDE THE FOLLOWING:

          -    A STATEMENT WHICH IDENTIFIES THESE AS NON-GAAP FINANCIAL
               MEASURES,

          - A DISCUSSION WHICH DETAILS WHY THE PRESENTATION OF THESE NON-GAAP FINANCIAL MEASURES PROVIDES USEFUL INFORMATION TO INVESTORS REGARDING YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AND

          - A RECONCILIATION AND DISCUSSION REGARDING THESE NON-GAAP FINANCIAL MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP.

     PLEASE REFER TO ITEM 10(E)(1)(I) OF REGULATION S-K.

Securities and Exchange Commission
August 4, 2006
Page 3


     We have already revised our presentation of this information in the Quarterly Report on Form 10-Q for the period ended March 26, 2006. We will revise future Annual Report on Form 10-K disclosures, using paragraph 6 on page 24 of our 2005 Annual Report on Form 10-K as an example, as follows:

          Revenues generated on sales of product to customers in the United States, representing 51.1% of total revenues generated during 2005, increased by 39.7% compared with revenues generated during 2004. Included in revenues generated on the sales of product to customers in the United States during 2005 were revenues generated by operations acquired in the merger totaling $142.2 million. The increase in revenues resulted primarily from the merger, the impact of sales price increases implemented during 2004 and 2005, increased volume sales of networking products, increased demand from Gulf Coast region distributors in anticipation of repairs to the damage resulting from Hurricanes Katrina and Rita, and increased project activity requiring instrumentation/control cable products, in-flight entertainment cable products, fiber optic cable products, central office communications cable products, and products with video/sound/security applications.

See also our response to comment number 16.

Outlook, page 46

4. YOUR DISCUSSION REGARDING YOUR OUTLOOK FOR 2006 INCLUDES FINANCIAL GUIDANCE, WHICH EXCLUDES COMPENSATION COSTS RELATED TO SFAS 123(R). THESE AMOUNTS APPEAR TO CONSTITUTE NON-GAAP FINANCIAL MEASURES. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE THE FOLLOWING:

          -    A STATEMENT WHICH IDENTIFIES THESE AS NON-GAAP FINANCIAL
               MEASURES,

          - A DISCUSSION WHICH DETAILS WHY THE PRESENTATION OF THESE NON-GAAP FINANCIAL MEASURES PROVIDES USEFUL INFORMATION TO INVESTORS REGARDING YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AND

          - A RECONCILIATION AND DISCUSSION REGARDING THESE NON-GAAP FINANCIAL MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP.

     PLEASE REFER TO ITEM 10(E)(1)(I) OF REGULATION S-K.

     In future filings, we will present financial guidance that includes compensation costs related to SFAS 123(R), using paragraph 3 on page 46 in our 2005 Annual Report on Form 10-K as an example, as follows:

          Management expects operating income as a percent of revenues will be between 8.8% and 9.3% in 2006. Included in 2006 expected operating earnings are incremental expenses related to the 2006 adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, estimated at $1.9 million.

Securities and Exchange Commission
August 4, 2006
Page 4


Notes to Financial Statements

5. YOU DISCLOSED ON PAGE 13 THAT YOU PROVIDE WARRANTIES FOR CERTAIN OF YOUR PRODUCTS FOR 25 YEARS. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE YOUR POLICY AND HOW YOU HAVE DETERMINED THE LIABILITY RELATING TO PRODUCT WARRANTIES. PLEASE ALSO INCLUDE IN YOUR DISCLOSURE A RECONCILIATION FOR THE CHANGES IN THE PRODUCT WARRANTIES FOR EACH PERIOD PRESENTED. REFER TO PARAGRAPH 14 OF FIN 45.

     We recognized warranty expense totaling $90 thousand and $205 thousand in the fiscal years ended December 31, 2005 and 2004, respectively. Based on the nature of our wire and cable products, the immaterial amounts of our historical warranty expense, and our expectation that warranty expense will not be material in the future, we will eliminate reference to warranties from Item IA. Risk Factors in future filings.

Note 2: Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 58

6. YOU DISCLOSED THAT YOU GRANT INCENTIVE ALLOWANCES TO SELECTED CUSTOMERS, WHICH ARE DETERMINED BASED ON CERTAIN TARGETED SALES VOLUMES. IN CERTAIN INSTANCES, YOU ALSO GRANT SELECTED PRODUCT PRICE PROTECTION ALLOWANCES. CERTAIN DISTRIBUTION CUSTOMERS ARE ALSO ALLOWED TO RETURN CERTAIN INVENTORY, IN AN AMOUNT NOT TO EXCEED THREE PERCENT OF THEIR PRIOR YEAR'S PURCHASES, IN EXCHANGE FOR AN ORDER OF EQUAL OR GREATER VALUE. FOR EACH OF THESE SALES INCENTIVES, TELL US THE GENERAL TERMS OF THE INCENTIVES. FOR EXAMPLE, TELL US WHETHER THE INCENTIVE ALLOWANCES BASED ON CERTAIN TARGETED SALES VOLUMES ARE GIVEN TO THE CUSTOMER IN THE FORM OF CASH OR SOME OTHER MEANS. FOR EACH OF THESE SALES INCENTIVES, PLEASE ALSO TELL US HOW YOU ARE ACCOUNTING FOR THE INCENTIVE. YOUR EXPLANATION SHOULD REFER TO THE APPLICABLE ACCOUNTING LITERATURE, WHICH SHOULD INCLUDE EITF 00-22 AND EITF 01-9.

     We offer rebates to certain customers that meet specified purchase volume targets in many of our operations. General terms of the sales rebates vary by operation and, in some cases, by customer within an operation. We settle sales rebate allowances with both cash and receivables credits. At December 31, 2005, outstanding sales rebate allowances totaled $13.1 million. We believe that approximately 90% of this balance will be settled in receivables credits and approximately 10% of this balance will be settled in cash during 2006.

     We account for sales rebates in accordance with both EITF 00-22, Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future, and EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). Sales incentives represent a reduction of our selling prices and are recognized as a reduction of revenue. We receive no identifiable benefit in exchange for the rebates. The total amount of the cash or refund obligation is based on the estimated amount of rebates that will ultimately be earned. Recognition of the obligations as a reduction of revenue is based on a systematic and rational allocation of the cost of honoring rebates earned to each of the underlying revenue transactions that result in progress by the customers toward earning the rebates.

Securities and Exchange Commission
August 4, 2006
Page 5


     We offer price protection allowances to certain of our customers whereby, in times of falling sales prices, we may grant receivables credits based on the difference between the sales price at the time of purchase and the lower current list price on certain of our products which they have in inventory. We had no product price protection allowances outstanding at December 31, 2005 and did not grant product price protection allowances during any of the periods presented in our 2005 Annual Report on Form 10-K.

     We offer rights of return to all customers for defective products in accordance with our warranty policies. We also allow certain customers to return certain of our products they hold in inventory, in an amount not to exceed three percent of their prior year's purchases, in exchange for an order of equal or greater value. We estimate our returned material allowances based largely on historical product return patterns. Returned materials allowances represent reductions of our selling prices and are recognized as a reduction of revenue. At December 31, 2005, outstanding returned material allowances totaled $1.3 million.

Note 3: Belden CDT Merger, page 63

7. IT APPEARS THAT YOU AMORTIZE YOUR INTANGIBLE ASSETS RELATED TO CUSTOMER RELATIONS OVER 25.6 YEARS. PLEASE TELL US HOW YOU DETERMINED THIS IS THE APPROPRIATE AMORTIZATION PERIOD IN ACCORDANCE WITH PARAGRAPH 11 OF SFAS 142.

     We first recognized customer relations intangible assets on July 15, 2004, the date of the merger between Belden and CDT. We utilized a third party valuation firm to provide input regarding valuations of and amortization periods for the customer relations intangible assets. In the wire and cable industry, a company is considered to hold a spec position for a particular product for a particular application when system architects and designers specify wire and cable with electrical, mechanical, and physical characteristics identical to those of the particular company's wire and cable products. Because system architects and designers are reluctant to change specifications, companies that have spec positions may benefit from a high volume of repeat business. Management determined that five of the operations acquired in the merger--West Penn, Dearborn, Thermax, ITC, and HEW--were well established businesses that held spec positions in the niche markets they served and had strong relationships with their customers.

     In accordance with paragraph 11 of SFAS 142, Goodwill and Other Intangible Assets, we were unable to identify any legal, regulatory, or contractual provisions that might either limit or lengthen the useful life of each operation's customer relations intangible asset. We did determine that demand, competition, and other economic factors would ultimately limit the useful life of each operation's customer relations intangible asset.

     West Penn derived approximately 80 percent of its annual sales from direct sales to system integrators as opposed to wire and cable distributors. System integrators generally dictate which products are to be used for a particular project. In addition system integrators are constantly in the market making buying decisions, whereas ultimate end users enter and leave the market sporadically. We considered West Penn's high market share percentages, the composition of its customer base, and the fact that West Penn had been doing business with many of its customers for decades and estimated that this customer business would contribute directly or indirectly to the cash flow of West Penn for another 30 years.

Securities and Exchange Commission
August 4, 2006
Page 6


     Dearborn was established in 1962 and was a leading manufacturer and supplier of specialty electronics to the wireless, automotive, computer, and marine markets. Dearborn held numerous spec positions, primarily in the marine market. We estimated that Dearborn's customer base would contribute directly or indirectly to the cash flow of that operation for another 20 years.

     A pioneer in the development of temperature-resistant wire and cable products, Thermax had been in business for more than 50 years and held various spec positions in the aerospace and military markets. We estimated that the Thermax customer base would contribute directly or indirectly to the cash flow of that operation for another 20 years.

     During the course of its 20-year history, ITC developed strong customer relationships as a result of its strong position in the Italian cable television market, particularly with its premise video system cables. We estimated that ITC's customer base would contribute directly or indirectly to the cash flow of that operation for another 15 years.

     HEW was a special case in that a large share of its profits was derived from relationships with two companies. In recent years, HEW has generated approximately one-third of its income from these two customers. We estimated that these two customers would contribute directly or indirectly to the cash flow of HEW for approximately 15 years.

     Based upon the above, we calculated the weighted average amortization period for our customer relations intangible assets at 25.6 years as follows:

                                        Weighted
                                         Average
              Gross    Amortization   Amortization
            Carrying      Period         Period
              Value       (Years)        (Years)
            --------   ------------   ------------
                     (in thousands, except
                      amortization periods)
West Penn    $35,324       30.0           19.3
Dearborn       2,766       20.0            1.0
Thermax        9,254       20.0            3.3
ITC            5,745       15.0            1.5
HEW            1,818       15.0            0.5
             -------                      ----
             $54,907                      25.6
             =======                      ====

Securities and Exchange Commission
August 4, 2006
Page 7


8. YOU DISCLOSED THAT GOODWILL OF $55.5 MILLION WAS ASSIGNED TO THE ELECTRONICS SEGMENT. YOU ALSO DISCLOSED THAT THE RESIDUAL GOODWILL OF $148.1 MILLION WAS NOT ASSIGNED TO A SPECIFIC SEGMENT SINCE MANAGEMENT BELIEVED IT BENEFITED THE ENTIRE COMPANY; THEREFORE IT WAS RECOGNIZED IN FINANCE AND ADMINISTRATION (F&A) IN YOUR SEGMENT INFORMATION. PLEASE HELP US UNDERSTAND HOW YOU DETERMINED YOUR REPORTING UNITS AND CORRESPONDINGLY ASSIGNED GOODWILL TO REPORTING UNITS FOR PURPOSES OF TESTING GOODWILL IN ACCORDANCE WITH SFAS 142. PLEASE ADDRESS THE FOLLOWING:

     - DURING THE YEAR ENDED DECEMBER 31, 2005, TELL US WHEN THE ANNUAL GOODWILL IMPAIRMENT TEST AS WELL AS ANY ADDITIONAL GOODWILL IMPAIRMENT TESTS WERE PERFORMED.

     - TELL US WHAT YOUR REPORTING UNITS WERE AND HOW YOU DETERMINED THEM IN ACCORDANCE WITH PARAGRAPH 30 OF SFAS 142, AND

     - TELL US THE AMOUNT OF GOODWILL ASSIGNED TO EACH REPORTING UNIT AS WELL AS HOW YOU DETERMINED THE AMOUNT TO BE ASSIGNED IN ACCORDANCE WITH PARAGRAPHS 34 AND 35 OF SFAS 142.

     During the year ended December 31, 2005, we performed our annual goodwill impairment test in December using carrying amounts recorded as of the end of fiscal November. We performed additional impairment tests on goodwill assigned to our Europe Networking reporting unit and our Europe Electronics reporting unit based on our belief that, more likely than not, the carrying amounts of goodwill assigned to these units was potentially no longer fully recoverable because of restructuring actions underway in both units, which resulted in an impairment charge of $9.5 million in the third quarter of 2005 for the Europe Networking reporting unit. We performed these additional tests in October using carrying amounts recorded as of the end of fiscal August.

     During the year ended December 31, 2005, we determined that we had six reporting units for the purpose of testing the carrying value of goodwill for impairment: Electronic Products, Specialty Products, Networking Products, Europe Electronics, Europe Networking, and West Penn. In accordance with paragraph 30 of SFAS 142, each of the units represented a component (one level below) of one of our operating segments. Each component constituted a business for which discrete financial information was available and management regularly reviewed the operating results of each component.

     During the year ended December 31, 2005, we assigned the $146.8 million of goodwill recognized in Finance and Administration as of November fiscal month-end to the following reporting units for the purpose of testing the carrying value of goodwill for impairment:

(In thousands)
--------------
Electronic Products   $ 24,500
Specialty Products      24,173
Networking Products     44,264
Europe Electronics      40,486
Europe Networking           --
West Penn               13,415
                      --------
                      $146,838
                      ========

     In accordance with paragraphs 34 and 35 of SFAS 142, we assigned the goodwill recognized in Finance and Administration to these reporting units for the purpose of testing the carrying value of goodwill for impairment based on a ratio of the excess fair value of each reporting unit (determined by using a discounted cash flow method) over the carrying amount of that reporting unit's net assets to the cumulative excess fair value of all the reporting units over the cumulative carrying amount of all the reporting units' net assets.

Securities and Exchange Commission
August 4, 2006
Page 8


Note 12: Intangible Assets, page 74

9. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE THE WEIGHTED-AVERAGE AMORTIZATION PERIOD IN TOTAL AND FOR EACH CLASS OF INTANGIBLE ASSETS PRESENTED AND THE ACCUMULATED AMORTIZATION FOR EACH CLASS OF INTANGIBLE ASSETS PRESENTED. PLEASE ALSO INCLUDE THE ESTIMATED AGGREGATE AMORTIZATION EXPENSE FOR EACH OF THE NEXT FIVE YEARS. REFER TO PARAGRAPHS 44(A)(3), 45(A)(1), AND 45(A)(3) OF SFAS 142.

     In accordance with paragraph 44(a)(3) of SFAS 142, we disclosed the weighted-average amortization period in total and for each class of intangible assets in our discussion of acquired intangible assets in Note 3, Belden CDT Merger, on page 65 of the 2005 Annual Report on Form 10-K.

     We will expand our disclosure in future filings to include the accumulated amortization for each class of intangible assets presented in accordance with paragraph 45 (a) (1) of SFAS 142. We will also include the estimated aggregate amortization expense for each of the next five years in accordance with paragraph 45 (a) (3) of SFAS 142. Such disclosure will appear as follows:

                                                                  December 31,   December 31,
                                                                      2005           2004
                                                                  ------------   ------------
                                                                         (In thousands)
Intangible assets subject to amortization:
   Gross carrying amount:
      Customer relations                                            $ 54,608       $ 55,702
      Developed technologies                                           6,179          6,558
      Favorable contracts                                              1,094          1,094
      Backlog                                                          1,976          2,357
                                                                    --------       --------
         Total gross carrying amount                                  63,857         65,711
   Accumulated amortization:
      Customer relations                                              (3,548)        (1,879)
      Developed technologies                                            (654)          (376)
      Favorable contracts                                               (456)          (143)
      Backlog                                                         (1,976)        (1,036)
                                                                    --------       --------
         Total accumulated amortization                               (6,634)        (3,434)
                                                                    --------       --------
            Net intangible assets subject to amortization             57,223         62,277
Intangible assets not subject to amortization:
      Goodwill                                                       272,290        286,163
      Trademarks                                                      15,236         15,989
                                                                    --------       --------
            Total intangible assets not subject to amortization      287,526        302,152
                                                                    --------       --------
Net intangible assets                                               $344,749       $364,429
                                                                    ========       ========

     The Company expects to recognize annual amortization expense of $2.9 million in both 2006 and 2007, and approximately $2.6 million in 2008, 2009 and 2010.

Securities and Exchange Commission
August 4, 2006
Page 9


Note 13: Accounts Payable and Accrued Liabilities, page 75

10. YOU DISCLOSED IN ITEM 3 THAT YOU ARE A DEFENDANT IN CERTAIN CASES INVOLVING ASBESTOS. PLEASE EXPAND YOU DISCLOSURES REGARDING THESE CASES, WHICH SHOULD INCLUDE CLARIFICATION AS TO WHETHER YOU HAVE ACCRUED ANY AMOUNTS RELATED TO ASBESTOS LITIGATION AND CLAIMS OR OTHER ASBESTOS LIABILITIES. REFER TO PARAGRAPHS 3 AND 8-10 OF SFAS 5, SOP 96-1, AND SAB TOPIC 5:Y.

     At December 31, 2005, the amount accrued related to asbestos litigation was not material (less than $500,000) and, accordingly, we believe additional disclosure is not necessary.

Contingently Convertible Notes, page 79

11. PLEASE PROVIDE US WITH A COMPREHENSIVE EXPLANATION OF YOUR ACCOUNTING FOR THE CONTINGENTLY CONVERTIBLE NOTES, INCLUDING THE ACCOUNTING LITERATURE YOU USED TO DETERMINE THE APPROPRIATE ACCOUNTING. YOUR EXPLANATION SHOULD INCLUDE HOW YOU ACCOUNTED FOR THE CONVERSION FEATURE, INCLUDING WHAT CONSIDERATION WAS GIVEN AS TO WHETHER THE CONVERSION FEATURE NEEDED TO BE BIFURCATED IN ACCORDANCE WITH SFAS 133.

     We assumed CDT's convertible subordinated notes with a face value of $110.0 million in conjunction with the 2004 merger between Belden and CDT. In accordance with paragraph 5 of SFAS 141, Business Combinations, and paragraph 4 of EITF 98-1, Valuation of Debt Assumed in a Purchase Business Combination, we determined the fair value of the notes on the date of merger was $149.0 million based on a quoted market price.

     Based on paragraph 18 of APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, we determined that the $39.0 million market premium of the notes at the merger date, which represented 35% of the face value of the notes, represented a substantial premium. Therefore, we recognized the $110.0 million face value of the notes as a liability and the $39.0 million market premium as additional paid-in capital.

     Paragraphs 11(a) and 12 of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, note that conventional convertible debt contains an embedded call option on the issuer's shares which generally is not bifurcated and accounted for separately. However, bifurcation and separate accounting are required if the embedded option meets the definition of a derivative and fails either of the following tests:

          1    The embedded option is indexed to the issuer's own stock, or

          2 The embedded option, if freestanding, would be classified in stockholders' equity.

     Based on paragraph 6 of SFAS 133, we determined that the conversion feature in our convertible subordinated notes was a derivative because it had one or more underlyings (in our case, the Company's stock price) and one or more payment provisions, it required no initial net investment separate from the notes, and the terms of the conversion permitted delivery of stock or cash at the Company's option.

     The embedded call option within our subordinated convertible notes is indexed to our stock and, therefore, met the test under 1 above.

Securities and Exchange Commission
August 4, 2006
Page 10


     As the convertible subordinated notes are not considered conventional convertible notes because of the dividend features, we performed an analysis based on paragraphs 8 and 12--32 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. We determined that the embedded option in our subordinated convertible notes would, if freestanding, be classified in stockholders' equity because the conversion option gives us the choice of cash settlement or settlement in stock and all of the following criteria were met:

          1 Contract permits the company to settle in unregistered shares, or delivery must be within the control of the Company.

               The option embedded in our convertible notes involves the delivery of shares within our control. The shares that could be delivered upon conversion of the notes were registered as of the inception of the notes and there were no further timely filing or registration requirements.

          2 The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock.

               We had 150 million shares authorized and approximately 47 million shares outstanding on the merger date. Assuming conversion of all outstanding stock options and the convertible notes, approximately 50 million shares (6 million shares related to the notes) would be issued, leaving approximately 50 million shares not under current obligation.

          3 Contract contains an explicit limit on the number of shares to be delivered in a share settlement, or net share settlement is within the control of the Company.

               The number of shares to be delivered upon conversion of our notes is limited to the face value of the notes ($110.0 million) divided by the conversion price ($18.06 per share) or 6,090,808 shares as of the merger date. The conversion price can change as a result of us declaring a dividend to the common stockholders, but this is within our control.

          4 There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

               Our note agreement does not include provisions requiring cash payment to the noteholders as a result of non-timely filings with the SEC.

          5 There are no required cash payments to the counterparty if shares initially delivered upon settlement are subsequently sold by the counterparty and the proceeds are insufficient to provide the counterparty with full return of the amount due.

               Our note agreement does not include provisions of this nature.

          6 The contract requires net cash settlement only if specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

               Our note agreement does contain a change of control provision, but the provision does not call for net cash settlement.

Securities and Exchange Commission
August 4, 2006
Page 11


          7 There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

               Our note agreement does not include any such provisions.

          8 There is no requirement to post collateral at any point for any reason.

               Our note agreement includes no such requirement.

     Based on the results of these tests, we concluded that the embedded conversion feature would be treated as equity, it was appropriate to account for the embedded conversion feature and the subordinated convertible notes as a single instrument, and bifurcation was not required.

Note 19: Operating Leases, page 89

12. PLEASE DISCLOSE HOW YOU ACCOUNT FOR (A) STEP RENT PROVISIONS AND ESCALATION CLAUSES AND (B) CAPITAL IMPROVEMENT FUNDING AND OTHER LEASE CONCESSIONS, WHICH MAY BE PRESENT IN YOUR LEASES. PARAGRAPH 5.N. OF SFAS 13, AS AMENDED BY SFAS 29, DISCUSSES HOW LEASE PAYMENTS THAT DEPEND ON AN EXISTING INDEX OR RATE, SUCH AS THE CONSUMER PRICE INDEX OR THE PRIME INTEREST RATE, SHOULD ALSO BE INCLUDED IN YOUR MINIMUM LEASE PAYMENTS. IF, AS WE ASSUME, THEY ARE TAKEN INTO ACCOUNT IN COMPUTING YOUR MINIMUM LEASE PAYMENTS AND THE MINIMUM LEASE PAYMENTS ARE RECOGNIZED ON A STRAIGHT-LINE BASIS OVER THE MINIMUM LEASE TERM, THE NOTE SHOULD SO STATE. IF OUR ASSUMPTION IS INCORRECT, PLEASE TELL US HOW YOUR ACCOUNTING COMPLIES WITH SFAS 13 AND FTB 88-1.

     At December 31, 2005, we were a party to only one significant lease agreement for office space that included step rent provisions and an escalation clause based on a percentage of the landlord's operating expenses. We classified this agreement as an operating lease because it failed to meet any of the criteria listed in paragraph 7 of SFAS 13, Accounting for Leases, that must be met in order for an agreement to be classified as a capital lease. We used the base rent, the step rent provision, and rent escalation to develop the estimated minimum lease payment obligation for this agreement. In accordance with paragraph 15 of SFAS 13, we recognized rental expense related to this minimum lease payment obligation on a straight-line basis over the minimum lease term. Minimum lease payments for the next five years for this lease are as follows:

2006   2007   2008   2009   2010    Total
----   ----   ----   ----   ----   ------
              (In thousands)
$278   $310   $325   $341   $174   $1,428

     In future filings, we will include language in our disclosure that states that such step rent provisions and rent escalations are included in our minimum lease payments obligations and recognized as rental expense on a straight-line basis over the minimum lease term.

Securities and Exchange Commission
August 4, 2006
Page 12


Form 10-Q for the Fiscal Quarter Ended March 26, 2006

Comments applicable to your overall filing

13. PLEASE ADDRESS THE COMMENTS ABOVE IN YOUR INTERIM FORMS 10-Q AS WELL.

     We will address the comments above in our interim Forms 10-Q where applicable.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

14. YOU HAVE DISCLOSED VARIOUS COMPONENTS, WHICH HAVE CONTRIBUTED TO INCREASES AND DECREASES WITHIN YOU INCOME STATEMENT LINE ITEMS, INCLUDING BUT NOT LIMITED TO, GROSS PROFIT, OPERATING INCOME, AND YOUR SEGMENTS. SOME OF THE COMPONENTS YOU HAVE CITED INCLUDE THE FOLLOWING:

          -    SALES PRICE INCREASES,

          -    COST REDUCTION INITIATIVES,

          -    SHARE-BASED COMPENSATION EXPENSE,

          - RISING COSTS OF COPPER AND COMMODITIES DERIVED FROM PETROCHEMICAL FEEDSTOCKS,

          -    FOREIGN CURRENCY TRANSLATION, AND

          - ACCELERATED DEPRECIATION AND SEVERANCE COSTS RELATED TO RESTRUCTURING ACTIONS.

     YOUR DISCLOSURE SHOULD INCLUDE ADDITIONAL DETAILS THAT EXPLAIN THE BUSINESS REASONS FOR EACH COMPONENT YOU CITE, WHICH ATTRIBUTED TO THE CHANGE AND SHOULD ALSO QUANTIFY THE EFFECT EACH OF THESE COMPONENTS HAD ON THE INCREASES AND DECREASES WITHIN THE INCOME STATEMENT LINE ITEMS, INCLUDING THOSE COMPONENTS THAT OFFSET ONE ANOTHER. PLEASE SHOW US WHAT YOUR REVISED MD&A DISCLOSURE WILL LOOK LIKE.

     In future filings, we will include additional details that explain the business reasons for each of the components within our control that have contributed to increases and decreases within our operating results line items. We will also quantify the effect each of the components had on the increases and decreases within our operating results line items. An example of what our revised MD&A disclosure will look like is included below.

          Continuing Operations

          Revenues generated in the three months ended March 26, 2006 increased 12.4% to $321.9 million from revenues generated in the three months ended March 27, 2005 of $286.3 million because of increased selling prices and increased sales volume partially offset by unfavorable foreign currency translation on international revenues. Price improvement resulted primarily from the impact of sales price increases implemented by the Company during 2005 and 2006 across most product lines in response to increases in the costs of copper and commodities derived from petrochemical feedstocks and improved pricing practices at certain of our operations. Price improvement contributed approximately 10.5 percentage points of the revenue increase. Higher unit sales of products with industrial and video/sound/security (VSS) applications were partially offset by a volume decrease in sales of products with communications/networking (CN) applications and contributed approximately 3.2 percentage points of the revenue increase. Unit sales of products with industrial and VSS applications have improved because facilities manufacturing these products have improved their order fill rates and reduced their backlog. Unit sales of products with CN applications

Securities and Exchange Commission
August 4, 2006
Page 13


          have deteriorated as customers purchased less costly alternatives following our implementation of increased sales prices in the quarter. Unfavorable currency translation on international revenues offset the positive effect that price and volume had on our revenue comparison by
          1.2 percentage points.

          Gross profit increased 16.9% to $73.4 million in the three months ended March 26, 2006 from $62.8 million in the three months ended March 27, 2005 primarily because of improved pricing practices in certain of our operations, higher sales volumes, and the current-quarter impact of our manufacturing cost reduction initiatives. These positive factors were partially offset by higher product costs resulting from increased purchase prices for copper and commodities derived from petrochemical feedstocks totaling approximately $13.7 million and accelerated depreciation of certain European assets because of our restructuring efforts initiated to improve our profitability totaling $1.3 million. Gross profit as a percent of revenues increased from 21.9% in the first quarter of 2005 to 22.8% in the current quarter because of the previously mentioned items and increased manufacturing utilization as a result of plant rationalization and consolidation.

          Operating income increased 84.0% to $27.0 million for the three months ended March 26, 2006 from $14.7 million for the three months ended March 27, 2005 because of higher gross profit and a decrease in selling, general and administrative expenses. These expenses decreased to $46.5 million in the first quarter of 2006 from $48.1 million for the first quarter of 2005 primarily because of the $2.8 million impact of cost reduction initiatives (including 2005 personnel reductions) implemented to improve our profitability, partially offset by a $0.5 million increase in share-based compensation expense resulting from the 2006 adoption of Statement of Financial Accounting Standards No. 123(R) and a $0.7 million increase in severance expense resulting from the European restructuring and other 2006 personnel reductions initiated to improve our profitability. Operating income as a percent of revenues improved from 5.1% in the first quarter of 2005 to 8.4% in the current quarter because of the previously mentioned items.

Financial Condition, page 27

Cash Flows from Operating Activities, page 27

15. PLEASE REVISE YOUR ANALYSIS RELATED TO YOUR CASH FLOWS FROM OPERATING ACTIVITIES TO EXPLAIN THE UNDERLYING FACTORS WHICH CONTRIBUTED TO THE CHANGES IN YOUR BALANCE SHEET ACCOUNTS, RATHER THAN MERELY RECITING THE INCREASES AND DECREASES FROM THE FACE OF YOUR STATEMENTS OF CASH FLOWS. IN THIS REGARD, YOU SHOULD EXPLAIN WHY BALANCES SIGNIFICANTLY INCREASED OR DECREASED. SPECIFICALLY DISCLOSE AND DISCUSS TRENDS, SUCH AS DAYS OUTSTANDING FOR RECEIVABLES AND INVENTORY. PLEASE REFER TO SECTION IV.B. OF SEC RELEASE 33-8350.

Securities and Exchange Commission
August 4, 2006
Page 14


     In future filings, we will revise our analysis related to cash flows from operating activities to more thoroughly explain underlying factors which contributed to the changes in our balance sheet accounts, using paragraph 3 on page 27 in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006 as an example, as follows:

          Cash Flows from Operating Activities

          Net cash used for operating activities in the first three months of 2006 totaled $11.0 million and included $12.4 million of other non-cash operating expenses and a $32.7 million net increase in operating assets and liabilities. Other non-cash operating expenses consisted of depreciation, amortization, deferred tax expense, share-based compensation, and a loss on the disposal of tangible assets partially offset by excess tax benefits recognized on share-based compensation. The net increase in operating assets and liabilities resulted primarily from increased receivables, increased inventories, decreased current income taxes and decreased accounts payable and accrued liabilities partially offset by decreased other net operating assets and liabilities.

          Receivables and inventories increased from December 31, 2005 to March 26, 2006 mainly because of higher sales levels and increased costs for copper and commodities derived from petrochemical feedstocks. Days sales outstanding in receivables increased from December 31, 2005 to March 26, 2006 primarily because of the seasonality of our collections process (December is historically our strongest collections month). Inventory turns at March 26, 2006 were largely unchanged from December 31, 2005.. Current income tax liability decreased from December 31, 2005 to March 26, 2006 as the result of payments we made against our 2005 liability in the first quarter of 2006. Accounts payable and accrued liabilities decreased from December 31, 2005 to March 26, 2006 primarily because of payments disbursed in the first quarter of 2006 related to (1) the 2005 incentive compensation liability, (2) interest accrued since the third quarter of 2005 on our medium term notes, and
          (3) certain participant balances in our nonqualified retirement benefits plans in the first quarter of 2006. Days payables in costs of sales at March 26, 2006 was largely unchanged from December 31, 2005.

Form 8-K filed on February 9, 2006

16. YOUR DISCUSSION REGARDING FOURTH QUARTER RESULTS INCLUDES OPERATING INCOME FOR WHICH YOU HAVE EXCLUDED CERTAIN CHARGES, ADJUSTED INCOME FROM CONTINUING OPERATIONS, EARNINGS PER DILUTED SHARE FROM ADJUSTED INCOME FROM CONTINUING OPERATIONS, AND ADJUSTED OPERATING MARGIN; THESE AMOUNTS APPEAR TO BE NON-GAAP FINANCIAL MEASURES. YOUR FORECAST REGARDING YOUR RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF FISCAL 2006 PROVIDES GUIDANCE FOR YOUR EARNINGS PER SHARE AND EARNING PER DILUTED SHARE, EXCLUDING RESTRUCTURING CHARGES; THESE AMOUNTS ALSO APPEAR TO BE NON-GAAP FINANCIAL MEASURES. YOU DISCLOSED A TABLE WHICH INCLUDED YOUR RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED AND FISCAL YEAR ENDED DECEMBER 31, 2005 ADJUSTED TO EXCLUDE SEVERANCE CHARGES, ACCELERATED DEPRECIATION, EXPENSES FOR EXECUTIVE SUCCESSION, AND A ONE-TIME TAX BENEFIT; THESE AMOUNTS ALSO APPEAR TO BE NON-GAAP FINANCIAL MEASURES. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE THE
     FOLLOWING:

Securities and Exchange Commission
August 4, 2006
Page 15


          - A STATEMENT WHICH IDENTIFIES EACH OF THESE AS NON-GAAP FINANCIAL MEASURES AND

          - A RECONCILIATION AND DISCUSSION REGARDING THESE NON-GAAP FINANCIAL MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP.

     PLEASE REFER TO REGULATION G.

     We revised our presentation of this information in our Current Report on Form 8-K, filed April 28, 2006. In future filings, we will expand our disclosure to include a statement which identifies such amounts as non-GAAP financial measures and include a reconciliation and discussion regarding these non-GAAP financial measures to the most directly-comparable financial measure calculated and presented in accordance with GAAP, as follows:

          ADJUSTED OPERATING RESULTS

          In addition to reporting financial results in accordance with accounting principles generally accepted in the United States, we provide operating results adjusted for severance charges, accelerated depreciation, and merger-related costs. We utilize the adjusted results to review our ongoing operations without the effect of restructuring and related charges and for comparison to budgeted operating results. We believe these adjusted results are useful to investors because they help them compare the Company's results to previous periods and provide insights into underlying trends in the business. Adjusted results should be considered only in conjunction with results reported according to generally accepted accounting principles.

                                            THREE MONTHS ENDED                  THREE MONTHS ENDED
                                            DECEMBER 31, 2005                   DECEMBER 31, 2004
                                    ---------------------------------   ---------------------------------
                                       AS                                  AS
                                    REPORTED   ADJUSTMENTS   ADJUSTED   REPORTED   ADJUSTMENTS   ADJUSTED
                                    --------   -----------   --------   --------   -----------   --------
                                           (In thousands, except percentages and per share amounts)
Revenues                            $362,930     $    --     $362,930   $330,310     $    --     $330,310
Operating income                    $ 18,442     $12,417     $ 30,859   $ 27,206     $ 3,525     $ 30,731
   as a percent of revenues              5.1%                     8.5%       8.2%                     9.3%
Income from continuing operations   $  7,494     $ 7,444     $ 14,938   $  8,596     $11,536     $ 20,132
Income from continuing operations
   per diluted share                $   0.16     $  0.15     $   0.31   $   0.17     $  0.23     $   0.40

          Adjustments for the three months ended December 31, 2005 included pretax severance charges of $7.7 million, accelerated depreciation of $3.5 million, expenses for executive succession of $1.0 million, merger-related costs of $0.2 million, and a one-time tax benefit of $3.3 million.

          Adjustments for the three months ended December 31, 2004 included pretax merger-related costs of $3.5 million and a tax valuation allowance charge of $9.4 million.

Securities and Exchange Commission
August 4, 2006
Page 16


If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8017 or my colleague, John Norman, at 314-854-8015.

Sincerely,


/s/ Stephen H. Johnson
----------------------------------------------
Stephen H. Johnson
Treasurer and Interim Chief Financial Officer